Owens-Illinois, Inc. One Michael Owens Way Perrysburg, OH 43551-2999 +1 567 336 5000 tel +1 567 336 8262 fax www.o-i.com

June 12, 2018

VIA EDGAR TRANSMISSION

John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2017

Filed February 14, 2018

Form 10-Q for the Quarter Ended March 31, 2018

Filed April 24, 2018

File No. 1-9576

Owens-Illinois Group, Inc.

Form 10-K for the Year Ended December 31, 2017

Filed February 14, 2018

Form 10-Q for the Quarter Ended March 31, 2018

Filed April 24, 2018

File No. 33-13061-01

Dear Mr. Cash:

This letter is in response to your letter dated May 29, 2018, with respect to the above-referenced Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and the Company’s response on May 17, 2018, to the staff’s letter dated May 3, 2018.  The staff’s comments are set forth below in bold, followed by the Company’s response to each comment.

Please note that where referenced, the “Company” refers to Owens-Illinois, Inc.

Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2017

General

1.              You state on page 1 of the 10-K that your largest customers include Coca-Cola. In a publicly available letter to the Commission dated June 3, 2015 Coca-Cola states that it has bottlers in Sudan and Syria through which its products are sold in Sudan and Syria. More recently,

Coca-Cola states on page 16 of its 10-K filed February 23, 2018 that changes in “U.S. trade sanctions against countries designated by the U.S. government as state sponsors of terrorism…could make it impossible for [Coca-Cola] to continue to make sales to bottlers in such countries.” North Korea, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea, Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements.

Response:

The Company has no subsidiaries, joint ventures, assets, liabilities or operations in North Korea, Sudan or Syria.  The Company is not aware of any direct or indirect contacts with North Korea or Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements.  With respect to Sudan, between April 2014 and November 2016, a Colombian subsidiary of the Company sold empty glass tableware products to a customer in Dubai, UAE, which instructed the Colombian subsidiary to deliver the goods to Sudan.  The revenue from these sales was approximately $74,000 compared to the Company’s aggregate net sales for the relevant fiscal years of approximately $19.64 billion.

Other than as described above, the Company is not aware of any past, current, or anticipated contacts with North Korea, Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements.

The Company understands and is committed to compliance with the export controls and economic sanctions regulations applicable to its international business operations.  The Company’s Code of Conduct requires its employees to comply with applicable international trade laws and regulations in the United States and other jurisdictions in which it does business.

Owens-Illinois, Inc. Form 10-Q for the Quarter Ended March 31, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity, page 30

Cash Flows, page 31

2.              We note your response to prior comment 3, indicating that lower factoring resulted in receivables increasing at a higher rate than sales in 1Q18. It appears to us that your days sales outstanding, both as reported and adjusted for factored receivables, have increased in recent periods. Given this noted negative trend, we continue to believe you should: more fully address the underlying reasons for increases in receivables, including the impact of factored receivables; consider presenting and discussing financial measures, such as days sales outstanding; and address the standard payment terms for your receivables.

Response:

In response to the Staff’s comment, the Company has further reviewed its reported trade receivables as of the end of the first quarter of 2018.  The global nature of the Company’s operations leads to differing payment term practices and this can lead to fluctuations in the Company’s trade receivables balances at any point in time.  Also, as disclosed in MD&A in the

Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018, the Company experienced a strong increase in shipments in Brazil, while shipments in the U.S. declined largely due to ongoing trends in megabeer.  This change in the Company’s sales mix, and other sales mix changes, have also impacted its receivables balance as longer payment terms are more common outside the U.S. and in non-megabeer end uses.  The net impact of the global nature of the Company’s business and the mix of regional sales have resulted in the Company’s trade receivables increasing at a higher rate than sales, negatively impacting the Company’s operating cash flows in the first three months of 2018 compared to the same period in 2017.  In future filings, the Company will continue to monitor such trends as noted above and will include them in the Company’s liquidity disclosures if they remain significant.

Additionally, the Company has considered including a discussion of financial measures, such as days sales outstanding, and significant changes in payment terms, and will continue to monitor these items to evaluate whether their inclusion would be beneficial should these items indicate any significant changes in the quality of the related receivables, or warrant any disclosure in the Company’s discussion of changes in working capital.

Owens-Illinois Group, Inc.

Form 10-K for the Year Ended December 31, 2017

Form 10-Q for the Quarter Ended March 31, 2018

General

3. Please also address the above comments in your filings for Owens-Illinois Group, Inc. as appropriate.

Response:

The Company will address the above comments in its future filings for Owens-Illinois Group, Inc. as appropriate.

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Please contact Scott Herlihy at (202) 637-2277 of Latham & Watkins LLP if you have any questions.

Very truly yours,

/s/ Jan A. Bertsch
Jan A. Bertsch
Senior Vice President and Chief Financial Officer

cc: Scott C. Herlihy, Latham & Watkins LLP